Filed Pursuant to Rule 424(b)(2)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 8 DATED OCTOBER 11, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., or the Company, dated April 26, 2013, Supplement No. 4, dated July 23, 2013, Supplement No. 5, dated August 16, 2013, Supplement No. 6, dated September 4, 2013, and Supplement No. 7, dated October 2, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the filing of a registration statement for our follow-on offering, the extension of this offering, and the status of this offering.

Filing of a Registration Statement for Follow-on Public Offering, Extension of this Public Offering and Status of this Offering.

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010, or the Offering. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan, or the DRIP. As of October 10, 2013, we had accepted investors’ subscriptions for and issued 56,861,210 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $564,884,240. As of October 10, 2013, we had 118,138,790 shares of our common stock remaining in our Offering.

On October 11, 2013, we filed a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, or the Securities Act, to register a maximum of $240,000,000 in shares of our common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on public offering and a maximum of $10,000,000 of additional shares pursuant to the DRIP. Accordingly, as provided pursuant to Rule 415 promulgated under the Securities Act, we are extending our current public offering until the earlier of the effective date of the registration statement for the proposed follow-on public offering or June 8, 2014, the date that is 180 days after the third anniversary of the effective date of our current public offering.

The fifth paragraph of the cover page of the prospectus is superseded in its entirety as follows:

SC Distributors, LLC, which is a member firm of the Financial Industry Regulatory Authority, or FINRA, serves as our dealer manager and will offer our shares of common stock on a best efforts basis. We will sell shares of our common stock in this offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold.

The first paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 7 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

We are offering an aggregate of up to 150,000,000 shares of common stock in our primary offering on a “best efforts” basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering up to an additional 25,000,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We also reserve the right to terminate this offering at any time. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

The second paragraph of the “Prospectus Summary – Distribution Reinvestment Plan” section on page 20 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than any special distributions that are designated by our board of directors. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We will offer shares of common stock in our primary offering until the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We may sell shares under the distribution reinvestment plan beyond such time, but only if there us an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to you. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

The third paragraph of the “Plan of Distribution – The Offering” section beginning on page 182 of the prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its reasonable best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to an additional 25,000,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter the purchase price per share under our distribution reinvestment plan will be 95% of the net asset value per share of common stock, as determined by our board of directors. No selling commissions or dealer manager fees will be paid with respect to these shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. The offering of shares of our common stock will terminate on the earlier of (i) June 8, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date on which the maximum offering amount has been sold. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.